For further information please contact:
[redacted]
nior Vice President Communications
r +46 (0)70 322 8070

04046233

Financial information from Atlas Copco during 2005

Stockholm, Sweden, November 15, 2004: The Atlas Copco Group will issue financial information on the following dates next year:

2005	February 2	Preliminary 2004 Report Q4 - fourth quarter results 2004
	April 27	Q1 - first quarter results 2005
	July 18	Q2 - second quarter results 2005
	October 21	Q3 - third quarter results 2005
2006	February 2	Preliminary 2005 Report Q4 – fourth quarter results 2005

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately BSEK 45 (BEUR 4.9), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, and CP Chicago Pneumatic. More information can be found on www.atlascopco-group.com.

dlw 11/24